Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT THE APPROVED SETTLEMENT BETWEEN PLAZA AND

ITS ISRAELI BONDHOLDERS IS AVAILABLE ON PLAZA'S WEBSITE

Tel Aviv, Israel, January 18, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated January 11, 2018 that the approved settlement agreement between Plaza Centers N.V ("Plaza") and Plaza's Israeli Series A and Series B bondholders, is available through Plaza's website at:

http://www.plazacenters.com/index.php?p=debt_restructuring

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets; (ii) Medical industries and devices for (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) Land in India designated for sale to residential projects.

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com